Consent of Independent Registered Public Accounting Firm The Board of Directors Casper Sleep Inc.: We consent to the incorporation by reference in the registration statement (No. 333-236377) on Form S-8 of Casper Sleep Inc. of our report dated February 26, 2021, with respect to the consolidated balance sheets of Casper Sleep Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Casper Sleep Inc. /s/KPMG LLP New York, New York February 26, 2021 Exhibit 23.1